Filed by Barrick Gold Corporation
This communication is filed pursuant to
Rule 425 under the Securities Act of 1933, as amended.
Subject Company: Placer Dome Inc.
Commission File Number: 333-130864
Date: January 20, 2006

To:	All Employees at Placer Dome’s Canadian Operations

From:	Greg Wilkins

Date:	January 20, 2006

I am pleased to inform you that a majority of Placer Dome shareholders have accepted the Barrick offer and Barrick has now acquired control of Placer Dome.
As I am certain you are aware, Barrick’s offer to acquire Placer Dome involved the subsequent transfer of certain of Placer Dome’s assets to Goldcorp, including the Campbell, Musselwhite, and Porcupine mines.
The sale to Goldcorp will be completed following Barrick’s acquisition of the remaining shares of Placer Dome. In the meantime, all Placer Dome policies, procedures and reporting lines will continue to operate as they do today. It is very important that you continue to focus on delivering results in a safe manner and that business as usual continues.
In order to facilitate a smooth and orderly transition of these assets, I have assigned John McDonough of Barrick’s Toronto office responsibility for coordinating the activities required. As an introductory step, John will be visiting the Campbell, Musselwhite, and Porcupine operations this coming week with Steve Reid, Executive General Manager of Canadian operations for Placer Dome, and Russell Barwick, Chief Operating Officer for Goldcorp.
The road ahead will undoubtedly require a tremendous amount of effort and cooperation from everyone. I know my colleagues and associates can depend upon your continued professionalism.

President and CEO
Barrick Gold Corporation

Important Notice
On November 10, 2005, Barrick filed with the US Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10 which includes Barrick’s offer and take-over bid circular. On January 5, 2006, Barrick filed with the SEC a Registration Statement on Form F-10 which includes Barrick’s offer and take-over bid circular and the notice of variation and extension. On January 20, 2006 Barrick filed with the SEC an amended Registration Statement on Form F-10 which includes Barrick’s notice of extension and subsequent offering period. Investors and security holders are urged to read the disclosure documents filed by Barrick from time to time with the SEC regarding the proposed business combination transaction because they contain important information. The offer and take-over bid circular dated November 10, 2006 and the notice of variation and extension dated January 5, 2006 have been sent, and the notice of extension and subsequent offering period dated January 20, 2006 will be sent, to shareholders of Placer Dome Inc. Investors may also obtain a free copy of the offer and take-over bid circular, the notice of variation and extension dated January 5, 2006, the notice of extension and subsequent offering period dated January 20, 2006 and other disclosure documents filed by Barrick with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and the other disclosure documents may also be obtained free of charge by directing a request to RBC Dominion Securities Inc. or Merrill Lynch Canada Inc., who are acting as Barrick’s Canadian dealer managers, RBC Capital Markets Corporation, or Merrill Lynch, Pierce, Fenner & Smith Incorporated, who are acting as Barrick’s U.S. dealer managers, or Kingsdale Shareholder Services Inc. for Canada (Toll Free 1-866-877-2571) or MacKenzie Partners, Inc. for the United States and other locations (Toll Free 1-800-322-2885) who are acting as Barrick’s Information Agents.